

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2020

Paul Luongo
General Counsel and Senior Vice President
Fastly, Inc.
475 Brannan St., Suite 300
San Francisco, CA 94107

      Re: Fastly, Inc.
           Draft Registration Statement on Form S-1
           Submitted May 12, 2020
           CIK No. 0001517413

Dear Mr. Luongo:

     This is to advise you that we do not intend to review your registration statement.

     We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Technology

cc: Seth Gottlieb